EXHIBIT 21.1
SUBSIDIARIES OF PRIMO WATER CORPORATION

Name of Subsidiary	State/Province of Incorporation
Primo Products, LLC	North Carolina
Primo Direct, LLC	North Carolina
Primo Refill, LLC	North Carolina
Primo Ice, LLC	North Carolina
Primo Refill Canada Corporation	British Columbia, Canada